Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three months and year ended December 31, 2023

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 21, 2024, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2023 and 2022 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Changes in Presentation of Non-IFRS Financial Performance Measures

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS Accounting Standards, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In 2023, we made changes to the following non-IFRS performance measures:

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted our net earnings to remove the effect of expected credit losses. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted EBITDA

We have adjusted our EBITDA to remove the effect of expected credit losses. This adjustment will result in a more meaningful measure of adjusted EBITDA for investors and analysts to assess our current operating performance and to predict future operating results.

Company Overview

Triple Flag is a precious metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Since inception, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. Our portfolio is comprised of 235 assets, consisting of 15 streams and 220 royalties.

The following charts highlight the Company’s five-year performance:

1.	GEOs, adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count
Producing	32
Development & Exploration	203
Total	235

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended December 31		Year ended December 31
Average Metal Prices/Exchange Rates	2023	2022	2023	2022
Gold (US$/oz)[1]	1,971	1,726	1,941	1,800
Silver (US$/oz)[2]	23.20	21.17	23.35	21.73
Exchange rate (US$/C$)[3]	1.3624	1.3578	1.3497	1.3013

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended December 31, 2023, the gold price ranged from $1,819 to $2,078 per ounce, averaging $1,971 per ounce for the period, a 14% increase from the same period in the prior year. During the year ended December 31, 2023, the gold price ranged from $1,811 to $2,078 per ounce, averaging $1,941 per ounce for the period, an 8% increase from the same period in the prior year. As at December 31, 2023, the gold price was $2,078 per ounce (based on the most recent LBMA PM fix). The average gold price improved during the fourth quarter of 2023 compared to the prior quarter.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2023, the silver price ranged from $21.06 to $25.17 per ounce, averaging $23.20 per ounce for the period, a 10% increase from the same period in the prior year. During the year ended December 31, 2023, the silver price ranged from $20.09 to $26.03 per ounce, averaging $23.35 per ounce for the period, a 7% increase from the same period in the prior year. As at December 31, 2023, the silver price was $23.79 per ounce (based on the most recent LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2023, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three months and year ended December 31, 2023 compared to three months and year ended December 31, 2022

	Three months ended		Year ended
	December 31,		December 31,
($ thousands except GEOs, per share metrics, and asset margin)	2023	2022	2023	2022
IFRS Accounting Standards measures:
Revenue	$51,739	$43,886	$204,024	$151,885
Gross Profit	26,447	24,458	102,076	87,004
Depletion	16,629	14,604	65,108	50,085
General administration costs	4,799	4,432	20,095	15,516
Impairment charges	—	3,600	27,107	3,600
Net Earnings	9,755	15,460	36,282	55,086
Net Earnings per Share – basic and diluted	0.05	0.10	0.18	0.35
Operating Cash Flow	37,644	36,721	154,138	118,376
Operating Cash Flow per Share	0.19	0.24	0.77	0.76

Non-IFRS measures[1]:
GEOs	26,243	25,428	105,087	84,571
Adjusted Net Earnings	17,754	17,429	66,267	61,012
Adjusted Net Earnings per Share	0.09	0.11	0.33	0.39
Adjusted EBITDA	41,017	33,848	158,541	118,503
Free Cash Flow	37,644	36,721	154,138	118,376
Asset Margin	91%	91%	90%	91%

1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2023 Guidance

The operational performance of the portfolio during the year was in line with our market guidance and it represents the seventh consecutive annual GEOs record for the Company and a compound annual growth rate in GEOs of more than 20% since 2017. Depletion in 2023 was $65 million, which was at the low end of the depletion guidance range and driven by an increase in expected metal delivered over the life of mine for certain assets. General administration costs were $20 million ($15 million cash), lower than the 2023 full year guidance range. This was driven by an increased focus on cost controls across the organization, despite significant non-recurring integration costs related to the acquisition of Maverix Metals Inc (“Maverix”) in the first quarter of 2023. Cash taxes in Australia of 24% were broadly in line with expectations.

	2023 Guidance	2023 Actual
GEOs[1]	100,000 to 115,000 GEOs	105,087 GEOs
Depletion	$65 million to $71 million	$65 million
General administration costs	$21 million to $22 million comprising: Cash: $16 million to $17 million Non-Cash: ~$5 million	$20 million comprising: Cash: $15 million Non-Cash: $5 million
Australian Cash Tax rate[2]	~25%	24%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Fosterville, Beta Hunt, Stawell, Henty and Dargues.

2024 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2024 guidance:

2024 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$23 million to $24 million
Australian Cash Tax rate[2]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Fosterville, Beta Hunt, Stawell, Henty and Dargues.
3.	Assumed commodity prices of $1,900/oz gold and $21.00/oz silver.

Our 2024 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2024 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Sustainability Initiatives

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in sensible and sustainable best practices will enhance our mining partners’ privilege to operate and assist their efforts for decarbonization. As a capital provider, this same pursuit will benefit our investors by supporting the carbon neutral status of the attributable production associated with our investing activities. We believe that strong Environmental, Social and Governance (“ESG”) performance helps ensure that the mines and projects we invest in are developed and operated responsibly to protect worker health and safety, and the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal. For investments that are not primarily focused on precious metals, we will prioritize metals that will create the electrification infrastructure needed for the green economy of our future (copper, nickel and related metals). When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, and who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Recognition and Achievements

In the fourth quarter of 2023, we engaged Sustainalytics (a Morningstar company) to conduct a second annual review of Triple Flag’s ESG initiatives, resulting in Triple Flag being placed in the 3rd percentile out of 117 companies in the precious metals industry and in the 2nd percentile globally (Sustainalytics reviews over 15,000 companies worldwide).

In the third quarter of 2023, we received our inaugural rating of AA in the MSCI ESG Ratings assessment. Triple Flag falls into the highest scoring range for corporate governance relative to peers, reflecting governance practices that are well aligned to investor interests.

In September 2023, we were awarded Best Company for Social Responsibility (Mid-Cap) by ESG Investing. This award recognizes intentional and impactful community outreach, highlighting our commitment to serve our local and partner communities through active engagement. In addition, we were finalists for Best in Climate Reporting by ESG Investing, which recognizes excellence in climate-related disclosure and methodology.

Diversity, Equity and Inclusion

Throughout 2023, Triple Flag prioritized the expansion of our employee training programs and women’s resource group as part of an initiative to increase awareness on topics surrounding diversity, equity and inclusion (“DEI”) in the workplace. Training sessions covered topics such as microaggressions, accessibility support and our DEI policy. In the first quarter, we launched a women’s employee resource group to increase knowledge sharing and networking among our female staff.

In the first quarter of 2023, Elizabeth Wademan was appointed to our Board of Directors, which included her appointment to the Audit & Risk Committee and the Compensation & Talent Committee. Ms. Wademan brings over 20 years of capital markets and operational experience as a senior executive, along with extensive public company board experience. With her addition, our Board comprises 33% female directors, exceeding our target of 30% women on the Board two years ahead of the targeted date in 2025.

Carbon Neutrality

Continuing our record of carbon neutrality, we retired 15,104 carbon offset credits in the third quarter of 2023 to offset all of our Scope 2 and Scope 3 emissions generated in 2022 (Triple Flag does not produce Scope 1 emissions). In the fourth quarter of 2023, we finalized our carbon offset purchase for emissions generated in 2023, maintaining carbon neutrality since inception. All of our offset projects are independently verified by Gold Standard or the Verra Verified Carbon Standard Program, both of which are internationally recognized carbon standards.

Other Initiatives

Triple Flag is proud to continue our ongoing sponsorship of scholarship and bursary programs run in conjunction with Impala Bafokeng Platinum (“Implats”) in South Africa, Northparkes in Australia and the Triple Flag Young Mining Scholarship in Canada. In 2023, Triple Flag granted over $100,000 to 15 South African students completing studies in geology or engineering. Eight of these students were slated to graduate at the end of 2023 and have the opportunity to join Implat’s graduate employment program. At Northparkes, Triple Flag sponsored five students in varied university programs, targeted towards students from families in communities surrounding the mine with a keen interest in returning to rural Australia upon completion of their studies. In Canada, the C$10,000 Triple Flag Young Mining Scholarship was awarded to a fourth-year mechanical engineering student at the University of British Columbia.

This year we completed the United Nations Global Compact Climate Ambition Accelerator program. Through the Global Compact Canada Stream, Triple Flag participated in peer-to-peer learning opportunities, capacity-building sessions and live training modules designed to promote the Science Based Targets initiative. The six-month program provided resources to equip companies with the knowledge and skills needed to accelerate progress towards net-zero emissions by 2050 and aims to scale up credible corporate climate actions by aligning company emission reduction targets with the 1.5C pathway.

The World Gold Council relaunched an initiative to donate $2 million to charities associated with its members’ mining communities. We submitted four grant applications for community programs surrounding our Fosterville and Northparkes mine sites, resulting in two $100,000 awards and two $50,000 awards. These funds will be used to build integral infrastructure that are expected to increase the service capacity of the charitable organizations.

Throughout the summer, wildfires raged across Canada, devastating communities and cutting off key supply routes. To aid in getting critical supplies to the front lines, we contributed C$10,000 to the Atlantic Canada Wildfire Fund organized by the Canadian Red Cross, which offered targeted support to residents of Quebec and Nova Scotia.

We acknowledge the land on which many of our global partners operate is located on traditional territories. Our head office in Toronto, Canada is located on the traditional territory of many nations including the Mississaugas of the Credit, the Anishnabeg, the Chippewa, the Haudenosaunee and the Wendat peoples, and is now home to many diverse First Nations, Inuit and Métis peoples. We also acknowledge that Toronto is covered by Treaty 13 with the Mississaugas of the Credit.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2023 compared to three months and year ended December 31, 2022

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2023	2022	2023	2022
Streaming and Related Interests
Cerro Lindo	$13,052	$16,316	$45,602	$46,742
Northparkes	6,583	6,755	28,337	25,316
Altan Tsagaan Ovoo ("ATO")	3,173	4,704	19,030	15,503
RBPlat	3,302	3,181	12,487	13,817
Moss[4]	3,785	—	12,071	—
Buriticá	2,706	4,066	11,352	9,150
Auramet[4]	2,586	—	9,794	—
Renard[5]	1,901	2,459	7,735	9,437
La Colorada[4]	1,328	—	5,149	—
Other[1]	1,200	207	5,600	1,609
	$39,616	$37,688	$157,157	$121,574
Royalty Interests
Fosterville	$1,779	$3,202	$9,923	$15,275
Beta Hunt[4]	2,484	—	9,498	—
Young-Davidson	1,330	1,400	5,218	5,602
Camino Rojo[4]	1,341	—	4,459	—
Florida Canyon[4]	1,119	—	4,098	—
Dargues	795	880	3,094	4,218
Agbaou	872	—	2,570	—
Stawell	970	151	1,621	1,269
Other[2]	1,433	565	6,386	2,341
	$12,123	$6,198	$46,867	$28,705
Revenue from contracts with customers	$51,739	$43,886	$204,024	$150,279
Revenue – Other	—	—	$—	1,606
Total	$51,739	$43,886	$204,024	$151,885

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2023	2022	2023	2022
Gold	$29,568	$19,328	$119,041	$80,533
Silver	19,484	21,892	75,554	61,051
Other[3]	2,687	2,666	9,429	10,301
Total	$51,739	$43,886	$204,024	$151,885

1.	Includes revenue from El Mochito, Gunnison and Pumpkin Hollow.
2.	Includes revenue from Eagle River, Hemlo, Henty and other royalties acquired pursuant to the Maverix acquisition.
3.	Includes copper and diamonds.
4.	Assets acquired pursuant to the Maverix acquisition.
5.	As at December 31, 2023, the Renard mine is in care and maintenance.

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2023	2022	2023	2022
Streaming and Related Interests
Cerro Lindo	6,619	9,455	23,544	26,047
Northparkes	3,339	3,914	14,562	14,058
ATO	1,609	2,725	9,827	8,724
RBPlat	1,674	1,843	6,428	7,653
Moss[4]	1,920	—	6,211	—
Buriticá	1,373	2,356	5,851	5,133
Auramet[4]	1,312	—	5,046	—
Renard[5]	965	1,424	3,988	5,253
La Colorada[4]	674	—	2,652	—
Other[1]	609	121	2,888	878
	20,094	21,838	80,997	67,746
Royalty Interests
Fosterville	902	1,855	5,101	8,454
Beta Hunt[4]	1,260	—	4,881	—
Young-Davidson	675	810	2,686	3,110
Camino Rojo[4]	680	—	2,295	—
Florida Canyon[4]	567	—	2,105	—
Dargues	403	510	1,586	2,339
Agbaou	442	—	1,364	—
Stawell	492	87	830	696
Other[2]	728	328	3,242	1,297
	6,149	3,590	24,090	15,896
GEOs – Other	—	—	—	929
Total	26,243	25,428	105,087	84,571

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2023	2022	2023	2022
Gold	14,997	11,199	61,251	44,786
Silver	9,883	12,684	38,983	34,052
Other[3]	1,363	1,545	4,853	5,733
Total	26,243	25,428	105,087	84,571

1.	Includes GEOs from El Mochito, Gunnison and Pumpkin Hollow.
2.	Includes GEOs from Eagle River, Hemlo, Henty and other royalties acquired pursuant to the Maverix acquisition.
3.	Refers to copper and diamonds.
4.	Assets acquired pursuant to the Maverix acquisition.
5.	As at December 31, 2023, the Renard mine is in care and maintenance.

For the three months ended December 31, 2023, we sold 26,243 GEOs, an increase of 3% from 25,428 GEOs sold for the same period in the prior year, largely due to GEOs attributable to assets from the Maverix acquisition. This was partially offset by lower GEOs from Cerro Lindo, ATO, Buriticá and Fosterville due to lower attributable ounces.

For the year ended December 31, 2023, we sold 105,087 GEOs, an annual record and an increase of 24% from 84,571 GEOs sold in the prior year largely due to higher GEOs from our newly acquired assets, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries, lower GEOs from the Fosterville royalty due to lower attributable ounces and a higher ratio of gold prices to silver prices during the year.

Key Developments

For the year ended December 31, 2023

Acquisition of Johnson Camp Mine Royalty

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP (“Greenstone”) entered into a financing transaction with Excelsior Mining Corp. (“Excelsior”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Excelsior’s existing $15 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“GRR”) on the Johnson Camp Mine in Arizona, United States, operated by Excelsior, for a consideration of $5.5 million in cash (the “Johnson Camp Mine Royalty”). The Johnson Camp Mine Royalty was recorded as mineral interest.

Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% net smelter returns (“NSR”) gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million. The additional royalty interest was recorded as mineral interest.

Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied Gold Corporation (“Agbaou Royalty”). Triple Flag acquired the Agbaou Royalty for total consideration of $15.5 million, of which $13.5 million was paid in cash and the remaining $2.0 million paid through an in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

Acquisition of Maverix

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix (“Maverix Shares”) pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration did not exceed 15% of the total consideration and the aggregate share consideration did not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag common shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (“Maverix Warrants”) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag common shares at an exercise price of $9.11 per Triple Flag common share.  All of the Maverix Warrants were exercised on April 12, 2023.

The acquisition of Maverix closed on January 19, 2023 and Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders, and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix became a wholly-owned subsidiary of Triple Flag.

The transaction was accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587.8 million and is described in Note 6 of the Annual Financial Statements. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix’s employment agreements.

For the year ended December 31, 2022

Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty or similar financing for the Thunder Bay North Project and an area of interest around the project.

Gross Revenue Return and Stream on Prieska

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“Orion”) for the acquisition of a 0.8% gross revenue return (“GRR”) royalty on copper, zinc, gold and silver from the Prieska copper-zinc mine in South Africa from Orion for A$10 million and an $80 million gold and silver stream on the Prieska mine in South Africa (the “Prieska Stream”).

The Prieska Stream requires Orion to deliver to Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. Under the terms of the Prieska Stream, the Company is required to make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the Prieska Stream is conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

Closing of the Prieska GRR occurred in August 2023 following receipt of certain required approvals and satisfaction of applicable closing conditions. As at December 31, 2023, the Company had funded A$4 million towards the Prieska GRR  and funded another A$2.2 million subsequent to year-end.

Pumpkin Hollow (97.5% Gold and Silver Stream and 2% Open Pit Royalty)

On October 28, 2022, Nevada Copper Corp. (“Nevada Copper”) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2.0%, and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper. Discussions on enforcing this right are ongoing post year-end.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which Triple Flag has committed $5 million.

Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest (the “Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold to be delivered by Steppe Gold within eight months. First delivery under the arrangement was made in December 2022 and final delivery under the arrangement was made in May 2023.

The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss and fair value was calculated based on the LBMA PM fix on the last trading day of the quarter.

Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500 million credit facility (the “Credit Facility”) by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment and are being amortized over the term of the amendment.

New York Stock Exchange Listing

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “TFPM”, the same symbol the Company’s common shares trade under in Canadian dollars on the Toronto Stock Exchange (the “TSX”). Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol “TFPM”) and U.S. dollars (under the symbol “TFPM.U”). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million (the “Talon Royalty Buydown”). The Company acquired its royalty on the Tamarack project for $5 million in March 2019. This resulted in a gain on disposition of $2.1 million.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at December 31, 2023, 14.2 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended December 31, 2023, we sold 548,189 ounces of silver delivered under the agreement, a 23% decrease from the same period in the prior year driven by lower deliveries. GEOs sold were 6,619 for the three months ended December 31, 2023, compared to 9,455 for the same period in the prior year.

For the year ended December 31, 2023, we sold 1,967,631 ounces of silver delivered under the agreement, a 7% decrease from the same period in the prior year driven by lower deliveries. GEOs sold were 23,544 for the year ended December 31, 2023, compared to 26,047 for the same period in the prior year.

As expected and previously disclosed, deliveries from Cerro Lindo improved into the fourth quarter of 2023 following the rainfall-related shutdown in mid-March due to Cyclone Yaku, which had temporarily restricted access to higher-grade zones in the second quarter.

2.	Northparkes (Operator: Evolution Mining Limited, effective December 18, 2023)

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at December 31, 2023, 41,358 ounces of gold and 756,701 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2023, 3,563 ounces of gold and 75,859 ounces of silver were delivered to the Company, of which we sold 2,650 ounces of gold and 57,091 ounces of silver. This compares to 3,114 ounces of gold and 57,779 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 3,339 for the three months ended December 31, 2023, compared to 3,914 for the same period in the prior year.

For the year ended December 31, 2023, 12,747 ounces of gold and 247,114 ounces of silver were delivered to the Company of which we sold 11,834 ounces of gold and 228,346 ounces of silver. This compares to 10,386 ounces of gold and 206,350 ounces of silver delivered and 11,574 ounces of gold and 206,350 ounces of silver sold for the same period in the prior year. GEOs sold were 14,562 for the year ended December 31, 2023, compared to 14,058 for the same period in the prior year.

On December 18, 2023, Evolution Mining Limited (“Evolution”) announced the completion of the acquisition of the 80% interest in Northparkes previously owned by China Molybdenum Co., Ltd. Triple Flag congratulates Evolution on this successful acquisition and look forward to a continued strong partnership with its management team at Northparkes.

Higher-grade gold ore from the E31 and E31N open pits continue to contribute to mill feed blend, which is expected to drive GEOs sales growth starting in 2024. December 2023 saw the mill process the largest quantity of ore from the E31 open pits to date. During the fourth quarter of 2023, 232 kt of sulphide ore was mined to the run-of-mine stockpile from the E31 open pits.

Evolution has significant expertise in large-scale, underground caving operations from the Ernest Henry mine. A feasibility study for the E22 underground orebody is expected to be completed in the second quarter of 2024, which will assess the development option of a sub-level cave compared to a blockcave. Decline development from surface is expected to commence in the third quarter of 2024. Of note, optimization work for E22 is expected to include an evaluation of a regrind ball mill which, if approved, could be installed to improve concentrate grade and marketability.

3.	Impala Bafokeng Operations, previously known as Royal Bafokeng Platinum (“RBPlat”) (Operator: Impala Platinum Holdings Limited)

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Implats PGM Operations. Typically, deliveries under the stream may lag production by approximately five months. As at December 31, 2023, 28,218 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended December 31, 2023, we sold the 1,695 ounces of gold delivered by Implats under the stream agreement, a 7% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 1,674 for the three months ended December 31, 2023, compared to 1,843 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 6,462 ounces of gold delivered by Implats under the stream agreement, a 15% decrease from the ounces delivered and sold for the same period in the prior year. GEOs sold were 6,428 for the year ended December 31, 2023, compared to 7,653 for the same period in the prior year.

Implats has completed the acquisition of RBPlat and is now implementing plans to integrate and optimize the asset. As contiguous operations, the combined asset base of Impala Rustenburg and RBPlat is expected to result in a more secure and sustainable Rustenburg operating complex.  It has a premier production base, well-capitalized infrastructure and long-term competitive positioning, and an integrated processing capability which will assist with the achievement of material potential synergies. We are encouraged by the outlook for this asset, particularly as the Styldrift mine ramps up to nameplate hoisting capacity of 230 kt per month.

On December 20, 2023, Implats reported that all the employees who were engaged in a two-day illegal underground protest at Impala Bafokeng, without the support of the representative union, had exited the underground workings and returned safely to surface. The Implats management team noted that any operational impact to the fourth quarter of 2023 was mitigated as the mill remained operational with sufficient stockpiles to process.

4.	Altan Tsagaan Ovoo (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and 25% of payable gold thereafter, subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375,000 ounces of silver have been delivered and 50% of payable silver thereafter, subject to an annual cap of 59,315 ounces. As at December 31, 2023, 26,014 ounces of gold and 75,879 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2023, we sold the 1,485 ounces of gold and 8,719 ounces of silver delivered to the Company under stream and related interests, compared to the 2,601 ounces of gold and 9,401 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 1,609 for the three months ended December 31, 2023, compared to 2,725 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 9,375 ounces of gold and 35,647 ounces of silver delivered to the Company under stream and related interests (2,500 ounces were from the Steppe Gold Prepaid Interest), compared to the 8,507 ounces of gold and 22,129 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 9,827 for the year ended December 31, 2023, compared to 8,724 for the same period in the prior year.

Steppe Gold has indicated that current operations at ATO have achieved their gold production guidance for 2023. On January 9, 2024, Steppe Gold announced it had entered into a turnkey engineering, procurement and construction contract with Hexagon Build Engineering LLC for the Phase 2 expansion at the ATO gold mine. Construction of the flotation plant for Phase 2 is expected to commence in the second quarter of 2024, with a new crushing circuit expected to be in operation later in the year.  On January 22, 2024, Steppe Gold announced the acquisition of Boroo Gold LLC.

As per disclosures from Steppe Gold, Phase 2 is expected to generate a total of 1,237,000 ounces of gold equivalent over 12 years, at an average of over 100,000 gold equivalent ounces per annum over 12 years. First concentrate production from Phase 2 is expected by 2026.

5.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended December 31, 2023, we sold the 113,635 ounces of silver delivered to the Company under the agreement, compared to the 178,719 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,373 for the three months ended December 31, 2023, compared to 2,356 for the same period in the prior year.

For the year ended December 31, 2023, we sold the 490,271 ounces of silver delivered to the Company under the agreement, compared to the 413,904 ounces of silver sold for the same period in the prior year. GEOs sold were 5,851 for the year ended December 31, 2023, compared to 5,133 for the same period in the prior year.

Throughout the fourth quarter of 2023, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited, effective February 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia. On February 15, 2024, Agnico Eagle reported results for the fourth quarter of 2023. For the three months ended December 31, 2023, Fosterville milled 183 thousand tonnes of ore at an average grade of 8.79 g/t Au resulting in gold production of 49,533 ounces, compared to 139 thousand tonnes of ore milled for the same period in the prior year at an average grade of 20.29 g/t Au resulting in gold production of 88,634 ounces.

In February 2024, Agnico Eagle released an updated three-year gold outlook. The operator now expects Fosterville to produce between 200,000 to 220,000 ounces of gold in 2024, between 140,000 to 160,000 ounces of gold in 2025 and between 140,000 to 160,000 ounces of gold in 2026. Longer-term, work is ongoing to evaluate the potential to optimize mining and milling activities to ensure that Fosterville remains a sustainable producer of 175,000 to 200,000 ounces of gold annually. Preliminary results of this evaluation are expected in the second half of 2024.

Year-over-year, mineral reserves at Fosterville remained stable at 1.7 million ounces grading 6.1 g/t Au. Agnico Eagle expects to spend $22.6 million in exploration drilling at Lower Phoenix, Robbins Hill and Harrier totalling over 75,000 metres in 2024.

For the year ended December 31, 2023, Fosterville milled 651 thousand tonnes of ore at an average grade of 13.61 g/t Au resulting in gold production of 277,694 ounces, compared to 524 thousand tonnes of ore milled for the same period in the prior year at an average grade of 20.41 g/t Au resulting in gold production of 338,327 ounces.

GEOs earned were 902 and 5,101 for the three months and year ended December 31, 2023, respectively, compared to 1,855 and 8,454, respectively, for the prior year.

2.	Beta Hunt (Operator: Karora Resources Inc.)

Pursuant to the Maverix acquisition, the Company acquired 3.25% GRR and 1.5% NSR royalties on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,260 and 4,881 for the three months and year ended December 31, 2023, respectively.

During the fourth quarter of 2023, Karora Resources reported an 18% increase in gold ounces in the Measured and Indicated Mineral Resource category (inclusive of reserves) to 1.6 million ounces at its flagship Beta Hunt mine, with an increase in grade of 8%.  Similarly, Proven and Probable Reserves increased by 7% to 573 thousand ounces at an 8% higher grade. Multiple drills continue to turn at the operation to test for further resource expansion, with all zones open along strike and down plunge.

Karora Resources continues to advance development of a second decline at Beta Hunt to increase mine capacity to 2 million tonnes per annum, which remains on track for completion by the end of 2024. Three vent raises have now been completed, with primary fans to be installed by the end of the first half of 2024.

3.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada. On January 10, 2024, Alamos Gold reported fourth quarter 2023 production results. For the three months ended December 31, 2023, Young-Davidson processed 7,877 tonnes of ore per day at an average grade of 2.38 g/t Au and a recovery of 91%, resulting in gold production of 49,800 ounces, an 11% increase from the same period in the prior year. For the year ended December 31, 2023, Young-Davidson processed 7,885 tonnes of ore per day at an average grade of 2.20 g/t Au and a recovery of 91%, resulting in gold production of 185,100 ounces, a 4% decrease from the prior year.

GEOs earned were 675 and 2,686 for the three months and year ended December 31, 2023, respectively, compared to 810 and 3,110 for the same periods in the prior year.

Gold production at Young-Davidson is expected to remain consistent with 2023 over the next three years, reflecting similar grades as well as mining and processing rates. Grades mined and processed are expected to range between 2.15 and 2.30 g/t Au in 2024 and remain at similar levels through 2026. Grades mined are expected to increase in 2027 and beyond, as the YD West zone becomes more of a significant contributor to production. At current gold prices, the operation is well positioned to generate similar free cash flow in 2024 and over the long term given its 15-year Mineral Reserve life. Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011 reflecting ongoing exploration success. Alamos has disclosed that the deposit remains open at depth and to the west, and it expects to spend $12 million on exploration at Young-Davidson in 2024, up from $8 million in 2023.

Investments and Prepaid Gold Interests

The following table summarizes investments and prepaid gold interests as at December 31, 2023 and December 31, 2022:

	As at	As at
($ thousands)	December 31, 2023	December 31, 2022
Prepaid gold interests - Auramet Capital Partners[1]	$40,248	$—
Investments[2]	6,248	5,372
Prepaid gold interests - Steppe Gold[3]	—	4,534
Total Investments and Prepaid Gold Interests	$46,496	$9,906

1.	On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”). The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter.

Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries. As at December 31, 2023, 37,500 ounces of gold were yet to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available.
3.	On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that were delivered by Steppe Gold in six monthly deliveries. The final delivery was made in May 2023.

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at December 31, 2023, December 31, 2022 and December 31, 2021:

	As at	As at	As at
($ thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$17,379	$71,098	$40,672
Other current assets	39,659	19,509	31,756
Non‑current assets	1,837,426	1,246,424	1,230,981
Total assets	$1,894,464	$1,337,031	$1,303,409

Current liabilities	$17,315	$12,586	$4,470
Debt	57,000	—	—
Other non‑current liabilities	9,408	5,966	4,317
Total liabilities	83,723	18,552	8,787
Total shareholders’ equity	1,810,741	1,318,479	1,294,622
Total liabilities and shareholders’ equity	$1,894,464	$1,337,031	$1,303,409

Total assets were $1,894.5 million as at December 31, 2023, compared to $1,337.0 million as at December 31, 2022. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2022 was largely driven by the assets acquired pursuant to the Maverix acquisition.

Total assets were $1,337.0 million as at December 31, 2022, compared to $1,303.4 million as at December 31, 2021. The increase in total assets from December 31, 2021 was driven by an increase in cash balances from operating cash flows generated and the addition of streams and related interests and royalties during 2022 as we continued to grow through acquisitions, partially offset by net disposition of equity investments.

Total liabilities were $83.7 million as at December 31, 2023, compared to $18.6 million as at December 31, 2022. The increase in total liabilities largely relates to the net drawdown from the Credit Facility to partially fund the Maverix acquisition, net of subsequent repayments. Total liabilities consist largely of debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total liabilities were $18.6 million as at December 31, 2022, compared to $8.8 million as at December 31, 2021. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations.

Total shareholders’ equity as at December 31, 2023 was $1,810.7 million, compared to $1,318.5 million as at December 31, 2022. The increase in shareholders’ equity largely reflects additional equity issued pursuant to the Maverix acquisition and income generated during the period net of dividends paid.

Total shareholders’ equity as at December 31, 2022 was $1,318.5 million, compared to $1,294.6 million as at December 31, 2021. The increase in shareholders’ equity reflects income generated during the period net of dividends paid.

Shareholders’ Equity

As at December 31, 2023	Number of shares
Common shares	201,353,962
As at December 31, 2022	Number of shares
Common shares	155,685,593
As at December 31, 2021	Number of shares
Common shares	156,036,737

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”. In the fourth quarter of 2023, the Company declared and paid a dividend of $0.0525 per share.

In October 2021, Triple Flag established a normal course issuer bid (“NCIB”), which expired on October 13, 2022. The NCIB was renewed in November 2022, with a second renewal taking place in November 2023. Daily purchases are limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023 (being 105,401 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. Under the current NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024.

For the year ended December 31, 2023, the Company purchased 1,485,820 (2022: 351,144) of its common shares under the NCIB for $20.7 million (2022: $4.1 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at February 21, 2024, 201,079,362 common shares were issued and outstanding and stock options were outstanding to purchase a total of 4,950,922 common shares.

For the three months ended December 31, 2023, we declared and paid dividends in U.S. dollars totalling $10.6 million at $0.0525 per share (2022: $7.8 million at $0.05 per share, 2021: $7.4 million at $0.0475 per share). For the year ended December 31, 2023, we declared and paid dividends in U.S. dollars totalling $41.3 million ($0.05 per share in the first and second quarter, $0.0525 per share in the third and fourth quarter). For the year ended December 31, 2022, we declared and paid dividends totalling $30.4 million ($0.0475 per share in the first and second quarter, $0.05 per share in the third and fourth quarter). For the year ended December 31, 2021, we declared and paid dividends totalling $14.8 million ($0.0475 per share the third and fourth quarter).

For the three months and year ended December 31, 2023, no common shares were issued from treasury for participation in the Dividend Reinvestment Plan.

Results of Operations Review

Consolidated Statements of Income

Three months ended December 31, 2023 compared to three months ended December 31, 2022, year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021

	Three months ended December 31		Year ended December 31
($ thousands except share and per share information)	2023	2022	2023	2022	2021
Revenue	$51,739	$43,886	$204,024	$151,885	$150,421
Cost of sales excluding depletion	8,663	4,824	36,840	14,796	13,496
Depletion	16,629	14,604	65,108	50,085	53,672
Gross profit	26,447	24,458	102,076	87,004	83,253

General administration costs	4,799	4,432	20,095	15,516	12,213
Business development costs	873	1,044	4,219	2,976	771
Impairment charges	—	3,600	27,107	3,600	—
Expected credit losses	8,749	—	9,723	—	—
Sustainability initiatives	242	167	670	805	855
IPO readiness costs	—	—	—	—	670
Operating income	11,784	15,215	40,262	64,107	68,744

(Loss) gain on disposition of mineral interest	—	—	(1,000)	2,099	—
Increase (decrease) in fair value of investments and prepaid gold interests	(434)	733	1,467	(4,066)	(10,786)
Finance costs, net	(1,005)	(172)	(4,122)	(1,413)	(5,673)
Other expense	—	(500)	—	(500)	—
Loss on derivatives	—	—	—	—	(297)
Foreign currency translation gain (loss)	57	(63)	(218)	(352)	(25)
Other expense	(1,382)	(2)	(3,873)	(4,232)	(16,781)
Earnings before income taxes	10,402	15,213	36,389	59,875	51,963
Income tax (expense) recovery	(647)	247	(107)	(4,789)	(6,436)
Net earnings	$9,755	$15,460	$36,282	$55,086	$45,527
Weighted average shares outstanding –basic	201,517,879	155,793,370	199,327,784	155,950,659	148,025,464
Weighted average shares outstanding –diluted	201,604,176	155,793,370	199,519,312	155,950,659	148,025,464
Earnings per share – basic and diluted	$0.05	$0.10	$0.18	$0.35	$0.31

Three months ended December 31, 2023 compared to three months ended December 31, 2022

Revenue was $51.7 million, an increase of 18% from $43.9 million for the same period in the prior year largely due to $14.0 million revenue from streams and related interests acquired pursuant to the Maverix acquisition, $2.8 million higher revenue due to higher gold prices and $0.7 million higher revenue due to higher silver prices. This is partially offset by $8.3 million lower revenue due to lower volume from streams and related interests, $0.9 million lower revenue due to lower revenue from royalties and $0.6 million lower revenue due to lower diamond prices. Lower revenue from streams and related interests was largely driven by lower stream deliveries from Cerro Lindo and Buriticá. Lower revenue from royalties was largely driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,971 per ounce and 6,500 ounces, respectively, compared to $1,726 per ounce and 7,039 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.20 per ounce and 810 thousand ounces, respectively, compared to $21.17 per ounce and 961 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $25.3 million (including depletion) from streams and related interests and royalties, compared to $19.4 million (including depletion) from streams and related interests and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2023 was largely due to cost of sales associated with higher metal deliveries from streams and related interests, partially offset by lower deliveries from the Cerro Lindo stream and lower attributable ounces from royalties.

Gross profit was $26.4 million, an increase of 8% from $24.5 million for the same period in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition, partially offset by lower gross profit from the Cerro Lindo and Buriticá streams due to lower deliveries, and lower gross profit from Fosterville due to lower attributable ounces.

Depletion was $16.6 million, an increase of 14% from $14.6 million for the same period in the prior year. The increase was largely driven by the depletion on newly acquired assets pursuant to the Maverix acquisition, partially offset by lower depletion from Cerro Lindo due to lower metal sales.

General administration costs were $4.8 million, compared to $4.4 million for the same period in the prior year. Higher costs for the three months ended December 31, 2023 were largely due to higher professional services as we continued to grow the business, and higher office, insurance and other expenses driven by various public company costs, including higher directors’ fees due to an increase in number of directors and higher directors’ and officers’ liability insurance costs relating to the Maverix acquisition.

Business development costs were $0.9 million, compared to $1.0 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges in the prior year relate to the impairment of our interest in the Beaufor royalty.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation was $8.7 million, compared to nil for the same period in the prior year.

Sustainability initiative expenditures were $242 thousand, broadly in line with $167 thousand for the same period in the prior year.

Decrease in fair value of investments and prepaid gold interests for the three months ended December 31, 2023 represents decrease in the fair value of our equity investments, partially offset by increase in the fair value of the prepaid gold interests, mainly Auramet prepaid interests.

Finance costs, net were $1.0 million, compared to $0.2 million for the same period in the prior year when the Credit Facility was undrawn. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $0.6 million, compared to income tax recovery of $0.2 million for the same period in the prior year. The increase in income tax expense was driven by sales mix and higher tax expense associated with the acquisition of the Maverix portfolio, partially offset by tax recovery as a result of the expected credit losses taken in the period. Tax recovery in the prior year period was as a result of the Beaufor royalty impairment.

Net earnings were $9.8 million, compared to $15.5 million for the same period in the prior year. Lower net earnings in 2023 were driven by an expected credit loss provision taken in the period, partially offset by higher gross profit from an increased asset pool post the Maverix acquisition.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue was $204.0 million, an annual record, compared to $151.9 million in the prior year. The increase was largely due to $53.3 million revenue from streams, royalties and related interests acquired pursuant to the Maverix acquisition, $6.1 million higher revenue due to higher gold prices, $2.9 million higher revenue due to higher silver prices, partially offset by $7.0 million lower revenue from royalties, $1.1 million lower revenue due to lower volume from streams and related interests and $2.1 million lower revenue due to lower diamond prices. Lower revenue from royalties was driven by lower attributable ounces from Fosterville and Dargues. Lower revenue from streams and related interests was largely driven by lower deliveries from Cerro Lindo and RBPlat.

Market gold price and gold sales volume for our streams were $1,941 per ounce and 27,792 ounces, respectively, compared to $1,800 per ounce and 27,485 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.35 per ounce and 3.2 million ounces, respectively, compared to $21.73 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $101.9 million (including depletion) from streams and related interests and royalties, compared to $64.9 million (including depletion) from streams and related interests and royalties for the prior year. The increase in cost of sales for the year ended December 31, 2023 was largely due to cost of sales associated with streams and related interests and royalties acquired pursuant to the Maverix acquisition, partially offset by lower cost of sales associated with lower metal deliveries from streams and related interests.

Gross profit was $102.1 million, compared to $87.0 million in the prior year. The increase was largely driven by gross profit from newly acquired assets pursuant to the Maverix acquisition and higher gross profit from both the Northparkes and Buriticá streams due to higher deliveries at higher metal prices, partially offset by lower gross profit from Fosterville and Dargues due to lower attributable ounces.

General administration costs were $20.1 million, compared to $15.5 million in the prior year. Higher costs for the year ended December 31, 2023 were largely due to higher employee costs, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs relating to the U.S. listing and the Maverix acquisition, and higher professional services as we continued to grow the business.

Business development costs were $4.2 million, compared to $3.0 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges of $27.1 million relate to the impairment of the Renard stream and receivables and the Beaufor royalty, compared to $3.6 million for the same period in the prior year that related to the impairment of our interest in the Beaufor royalty.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation was $9.7 million, compared to nil for the same period in the prior year.

Sustainability initiative expenditures were $0.7 million, broadly in line with $0.8 million for the same period in the prior year.

Loss on disposition of mineral interests of $1.0 million represents the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre Mining Corp. (“Calibre”). On April 18, 2023, Calibre announced that it had commenced mining at the Eastern Borosi open pit. 2022 included a gain of $2.1 million on the Talon Royalty Buydown.

The increase in fair value of investments and prepaid gold interests represents an increase in the fair value of prepaid gold interests, primarily Auramet prepaid interests, partially offset by a decrease in fair value of our equity investments.

Finance costs, net were $4.1 million, compared to $1.4 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Higher finance costs were driven by interest charges on a higher drawn balance of the Credit Facility.

Income tax expense was $0.1 million, compared to $4.8 million for the same period in the prior year. Lower income tax expense was driven by tax recovery associated with the impairment charges and expected credit losses, increased general administration costs and business development costs, partially offset by higher taxes driven by sales mix.

Net earnings were $36.3 million, compared to $55.1 million in the prior year. Lower net earnings in 2023 were driven by higher impairment charges and expected credit losses, higher general administration costs driven by public company costs, higher finance costs, partially offset by higher gross profit, an increase in fair value of investments and prepaid gold interests compared to a decrease in the prior year, and lower income tax expense.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,800 per ounce and 27,485 ounces, respectively, compared to $1,799 per ounce and 23,852 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.73 per ounce and 2.8 million ounces, respectively, compared to $25.14 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales was $64.9 million (including depletion) from streams and royalties, compared to $67.2 million (including depletion) from streams and related interests and royalties for the prior year. The decrease in cost of sales for the year ended December 31, 2022 was largely due to the sales mix across the portfolio of streams and related interests and royalty interests.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Business development costs were $3.0 million, compared to $0.8 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

For the year ended December 31, 2022, expenditures on various sustainability initiatives were $0.8 million, in line with the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Gain on disposition of mineral interests of $2.1 million represents the gain on the Talon Royalty Buydown.

Decrease in fair value of financial assets represents the movement in the fair value of the Steppe Gold prepaid gold interest and our equity investments.

Finance costs, net were $1.4 million, compared to $5.7 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Loss on derivatives was $0.3 million in the prior year. Subsequent to the IPO, the Company repaid most of its Credit Facility and closed out the interest rate swap, resulting in a loss of $0.3 million. The Company has no hedge contracts at this time.

Income tax expense was $4.8 million, compared to $6.4 million for the same period in the prior year. The decrease in income tax expense was driven by lower income tax associated with our Australian royalties and by tax recovery associated with increased general administration costs, business development costs and sustainability initiatives.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark to market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

Impairment charges for the year ended December 31, 2023 compared to year ended December 31, 2022

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges’’ line within the consolidated statements of income.

Loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan, and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

i.	Stornoway Diamonds (Canada) inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway Diamonds (Canada) inc. (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36, and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million. The Company does not expect significant recoveries from Stornoway and recovery in future periods is expected to be immaterial.

ii.	Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, now exceeding 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine. Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

Condensed Statements of Cash Flows

Three months ended December 31, 2023 compared to three months ended December 31, 2022, year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021

The following table presents summarized consolidated statements of cash flow information for the three months ended December 31, 2023 compared to the three months ended December 31, 2022, and the year ended December 31, 2023 compared to year ended December 31, 2022 and December 31, 2021

	Three months ended December 31		Year ended December 31
($ thousands)	2023	2022	2023	2022	2021
Operating cash flow before working capital and taxes	$41,751	$35,409	$161,953	$123,807	$124,543
Income taxes (paid) recovered	(469)	22	(6,083)	(5,031)	(5,303)
Change in working capital	(3,638)	1,290	(1,732)	(400)	775
Operating cash flow	37,644	36,721	154,138	118,376	120,015
Net Cash used in investing activities	(9,679)	(37,955)	(212,979)	(48,916)	(48,145)
Net Cash from (used in) financing activities	(24,973)	(10,416)	5,123	(38,750)	(51,835)
Effect of exchange rate changes on cash and cash equivalents	44	45	(1)	(284)	—
(Decrease) Increase in cash during the period	3,036	(11,605)	(53,719)	30,426	20,035
Cash and cash equivalents at beginning of period	14,343	82,703	71,098	40,672	20,637
Cash and cash equivalents at end of period	$17,379	$71,098	$17,379	$71,098	$40,672

Three months ended December 31, 2023 compared to three months ended December 31, 2022

Operating cash flow was $37.6 million, an increase of 3% from $36.7 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $41.8 million, an increase of 18% from $35.4 million for the same period in the prior year. The increase was driven by higher cash flows from streams, royalties and related interests acquired pursuant to the Maverix acquisition and higher cash flows from streams, partially offset by higher general administration costs.

Net cash used in investing activities was $9.7 million, compared to $38.0 million for the same period in the prior year. Net cash used in investing activities in 2023 largely included $5.5 million of funding for the Johnson Camp Mine royalty, $1.7 million of funding for the Nueva Recuperada royalty amendment and $2 million for the acquisition of a prepaid gold interest. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream.

Net cash used in financing activities was $25.0 million, compared to $10.4 million for the same period in the prior year. Net cash used in financing activities in 2023 largely consisted of dividend payments of $10.6 million, $8.0 million repayments of debt and $4.4 million paid to purchase shares under the NCIB, as well as interest payments of $1.5 million. Net cash used in financing activities in 2022 largely consisted of dividend payments of $7.8 million and $2.0 million paid to purchase shares under the NCIB, as well as interest payments of $0.5 million.

Year ended December 31, 2023 compared to year ended December 31, 2022

Operating cash flow was $154.1 million, compared to $118.4 million in the prior year. The increase was driven by higher cash flows from interests acquired pursuant to the Maverix acquisition and higher cash flows from streams, partially offset by higher general administration and business development costs.

Net cash used in investing activities was $213.0 million, compared to $48.9 million in the prior year. Net cash used in investing activities in 2023 included $146 million net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional royalty interest in Stawell, $13.5 million for the Agbaou royalty, $5.5 million of funding for the Johnson Camp Mine royalty, $3.4 million of funding for the Prieska GRR, $3.7 million for the Clean Air Metals royalty, and $21.0 million for the acquisition of long-term loans, partially offset by $1.7 million of proceeds from the Eastern Borosi buyback. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5 million Talon shares and C$4.2 million for the disposition of 6.4 million EarthLabs Inc. shares.

Net cash from financing activities was $5.1 million, compared to $38.8 million net cash used in the prior year. Net cash from financing activities in 2023 largely consisted of $130 million drawdowns from the Credit Facility to fund the Maverix acquisition and $16.8 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $73 million, dividend payments of $41.3 million and $20.7 million paid to purchase shares under the NCIB, as well as interest payments of $6.2 million. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB and $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million.

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating cash flow was $118.4 million, compared to $120.0 million in the prior year. The decrease was due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

Net cash used in investing activities was $48.9 million, compared to $48.1 million in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5 million Talon shares and C$4.2 million for the disposition of 6.4 million EarthLabs Inc. shares. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, $4.9 million of funding for the Chilean royalty portfolio acquisition, $0.5 million stream funding for the Pumpkin Hollow gold and silver stream, $322 thousand paid to exercise the Talon Warrants, partially offset by $3.4 million of proceeds from the sale of 0.8 million EarthLabs Inc. shares and 1.5 million Steppe Gold shares.

Net cash used in financing activities was $38.8 million, compared to $51.8 million in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of $319.0 million and $5.1 million, respectively, $1.7 million paid to purchase shares under the NCIB as well as dividend payments of $14.8 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees, as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition.

Liquidity and Capital Resources

As at December 31, 2023, our cash and cash equivalents were $17.4 million, compared to $71.1 million as at December 31, 2022. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at December 31, 2023, the Credit Facility balance was $57 million.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2023 were $1.8 million and $7.2 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.9 million and $3.2 million, respectively, for the three months and year ended December 31, 2022, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2023, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
IFRS Accounting Standards measures:
Cash and cash equivalents	17,379	14,343	16,438	21,712	71,098	82,703	74,431	58,132
Total assets	1,894,464	1,905,778	1,922,759	1,924,417	1,337,031	1,325,499	1,318,244	1,311,462
Revenue	51,739	49,425	52,591	50,269	43,886	33,754	36,490	37,755
Net earnings	9,755	(6,041)	16,034	16,534	15,460	12,815	10,922	15,889
Earnings per share (basic and diluted)	0.05	(0.03)	0.08	0.09	0.10	0.08	0.07	0.10
Operating cash flow	37,644	36,749	40,875	38,870	36,721	25,356	29,940	26,359
Operating cash flow per share	0.19	0.18	0.20	0.20	0.24	0.16	0.19	0.17

Non-IFRS measures[3]:
GEOs	26,243	25,629	26,616	26,599	25,428	19,523	19,507	20,113
Adjusted Net Earnings	17,754	17,337	17,660	13,516	17,429	13,258	14,854	15,471
Adjusted Net Earnings per share	0.09	0.09	0.09	0.07	0.11	0.09	0.10	0.10
Adjusted EBITDA	41,017	38,804	41,630	37,090	33,848	26,054	28,144	30,457
Average gold price[4]	1,971	1,928	1,976	1,890	1,726	1,729	1,871	1,877
Average silver price[5]	23.20	23.57	24.13	22.55	21.17	19.23	22.60	24.01

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the fourth quarter of 2023, we acquired a GRR on the Johnson Camp mine, operated by Excelsior. In the third quarter of 2023, we acquired an additional royalty interest in Stawell.  In the second quarter of 2023, we acquired the Agbaou royalty and participated in the execution of the Nevada Copper financing package. In the first quarter of 2023 we completed the Maverix acquisition, adding nearly 150 assets. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper’s open pit project and provided remaining funding for the Nevada Copper gold and silver stream. In the third quarter of 2022, we listed our shares on the NYSE and acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia royalty.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

Stream Agreements

As of December 31, 2023, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

Attributable
					volume	Per unit
Mineral interest	Commodity	Inception date		Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016		Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017		Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017		Ounce	4%[3]	17% of spot	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017		Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017		Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018		Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019		Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020		Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020		Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020		Ounce	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	[9]	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	[9]	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	[9]	Ounce	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023	[9]	Ounce	100%	20% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	[9]	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[10]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
9.	Acquired pursuant to the Maverix acquisition.
10.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Investments in Stream and Royalty Interests

As of December 31, 2023, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company		Project (Asset)	Payments		Triggering Event
Centerra Gold Inc.	[1]	Kemess Project	$10 million		Positive construction decision
			$10 million		1st anniversary of positive construction decision
			$12.5 million		2nd anniversary of positive construction decision
			$12.5 million		3rd anniversary of positive construction decision
Nevada Copper Inc.		Tedeboy Area	$5 million		Payment contingent upon commencement of commercial production
DS McKinnon Holdings Limited		Hemlo	C$50,000		For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.		Eagle River	C$50,000		For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals	[2]	Silvertip	Payment of deferred equity consideration		Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation		Portfolio of royalties	Up to $15 million		Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation		Portfolio of royalties	Up to $10 million		Payment contingent upon certain commercial conditions
Orion Minerals Ltd.		Prieska Copper‐Zinc Mine (Gross Revenue Return)	A$3.8 million	[3]	Contingent upon satisfying milestone conditions
		Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million	[4]

Conditional upon obtaining South African Reserve
Bank exchange control approvals, the mine being
fully funded and the finalization of an executable
mine plan to Triple Flag’s satisfaction.
If the above conditions are met, funding is to be
provided in tranches with each tranche subject to the
mine continuing to be fully funded to production,
among other conditions, and of an amount not to
exceed planned expenditures for the next 90 days.

1.	Kemess stream agreement is with Aurico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	GRR closed on July 21, 2023 and an initial draw of A$4 million was completed. Subsequent to year end, an additional A$2.2M was funded.
4.	Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$390	$643	$736	$357	$2,126
Lease interest[1]	54	290	90	12	446
Debt repayments[2]	—	57,000	—	—	57,000
Debt interest[2]	3,603	6,076	—	—	9,679
Standby charges[2]	1,745	2,901	$—	—	4,646
	$5,792	$66,910	$826	$369	$73,897

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.
2.	Represents the Credit Facility, which matures on August 30, 2026. Subsequent to year end, we repaid $7 million under the Credit Facility, leaving a balance of $50 million.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

Overview

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of often competing priorities.  The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

●	Identify, assess and communicate our key risks;
●	Integrate risk management into strategic priorities and plans;
●	Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
●	Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
●	Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
●	Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
●	Provide assurance to the Chief Executive Officer (“CEO”) and the Audit & Risk Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

Board of Directors and Audit & Risk Committee Oversight

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit & Risk Committee. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit & Risk Committee assists the Board in overseeing the Company’s management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company’s financial position and risk management programs. The Audit & Risk Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

Management Oversight

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make the most informed decisions possible and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

Key Risk Factors

●	Fluctuations in commodity prices;
●	Passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator’s failure to perform or decision to cease or suspend operations;
●	Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;
●	Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
●	Future pandemics and public health emergencies;
●	The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;
●	Our liquidity profile, including level of indebtedness;
●	Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future, carry on business;
●	Changing or increasing regulatory requirements, including increasing taxes or other measures;
●	Our ability to maintain appropriate internal control over financial reporting and disclosure; and
●	Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the “Risk Factors” section of the Company’s most recent AIF available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2023.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months and year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at December 31, 2023. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report, which is located on page 3 of the Company’s Annual Financial Statements.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements.

a.	New accounting standards effective in 2023 which are applicable to the Company
i.	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

The amendments aim to improve accounting policy disclosures and to help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. In applying the amendments, we noted that, among other things, the disclosure around leases and other assets does not provide any material information to users of the consolidated financial statements and, as such, these disclosures have been reduced.

ii.	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

This amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. There was no material impact on the consolidated financial statements from the amendment.

b.	New accounting standards issued but not yet effective which are applicable to the Company
i.	Amendment to IAS 1 – Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Company’s future reporting periods.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are discussed below.

Mineral Resource and Mineral Reserves estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

●	estimates of mine operating costs;
●	foreign exchange rates and commodity prices;
●	terms for offtake agreements;
●	future development costs; and
●	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

●	the size of the land package applicable to the agreement;
●	the cost and intensity of exploration programs proposed by the mine operator;
●	geological structures; and
●	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

Assessment of whether there are any indicators of  impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal analysis include, among others, significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty or streams and related interests could impact the impairment or impairment reversal analysis.

As at September 30, 2023, the Company identified indicators of impairment for the Renard stream and Beaufor royalty interests. As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the consolidated statements of income.

As at December 31, 2023, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed. Refer to Note 6 for additional disclosures.

Expected credit losses

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

The ECLs for loans receivable are measured based on the general approach. The ECL is estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected income could impact the ECL provision.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations, which require the use of estimates and assumptions such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred income tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	2023

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	51,739	49,425	52,591	50,269
Average gold price per ounce	1,971	1,928	1,976	1,890
GEOs	26,243	25,629	26,616	26,599	105,087

	2022

($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	43,886	33,754	36,490	37,755
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ thousands, except share and per share information)	2023	2022	2023	2022
Net earnings	$9,755	$15,460	$36,282	$55,086
Impairment charges[1]	—	3,600	27,107	3,600
Expected credit losses[2]	8,749	—	9,723	—
Loss (gain) on disposal of mineral interests[3]	—	—	1,000	(2,099)
Foreign currency translation losses	(57)	63	218	352
(Increase) decrease in fair value of investments and prepaid gold interests	434	(733)	(1,467)	4,066
Income tax effect	(1,127)	(961)	(6,596)	7
Adjusted net earnings	$17,754	$17,429	$66,267	$61,012
Weighted average shares outstanding – basic	201,517,879	155,793,370	199,327,784	155,950,659
Net earnings per share	$0.05	$0.10	$0.18	$0.35
Adjusted net earnings per share	$0.09	$0.11	$0.33	$0.39

1.	Impairment charges for the year ended December 31, 2023 relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.
2.	Expected credit losses for the three months and year ended December 31, 2023 primarily relate to expected credit loss provision for loan receivables.
3.	Loss on disposal of mineral interests for the year ended December 31, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2023	2022	2023	2022
Operating cash flow	$37,644	$36,721	$154,138	$118,376
Acquisition of other assets	—	—	—	—
Free cash flow	$37,644	$36,721	$154,138	$118,376

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges and write-downs, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments and prepaid gold interests;
●	non-cash cost of sales related to prepaid gold interests; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2023	2022	2023	2022
Net earnings	$9,755	$15,460	$36,282	$55,086
Finance costs, net	1,005	172	4,122	1,413
Income tax (recovery) expense	647	(247)	107	4,789
Depletion and amortization	16,721	14,697	65,477	50,460
Impairment charges[1]	—	3,600	27,107	3,600
Expected credit losses[2]	8,749	—	9,723	—
Loss (gain) on disposal of mineral interests[3]	—	—	1,000	(2,099)
Non-cash cost of sales related to prepaid gold interests	3,763	836	15,972	836
Foreign currency translation loss	(57)	63	218	352
(Increase) decrease in fair value of investments and prepaid gold interests	434	(733)	(1,467)	4,066
Adjusted EBITDA	$41,017	$33,848	$158,541	$118,503

1.	Impairment charges for the year ended December 31, 2023 relate to the impairment of the Renard stream and receivables and the Beaufor royalty. Impairment charges for the prior year relate to the impairment of the Beaufor royalty.
2.	Expected credit losses for the three months and year ended December 31, 2023 primarily relate to expected credit loss provision for loan receivables.
3.	Loss on disposal of mineral interests for the year ended December 31, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by Calibre. Gain on disposal of mineral interests in the prior year relates to a gain on the Talon Royalty Buydown.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands except Gross profit margin and Asset margin)	2023	2022	2023	2022
Revenue	$51,739	$43,886	$204,024	$151,885
Cost of sales	25,292	19,428	101,948	64,881
Gross profit	26,447	24,458	102,076	87,004
Gross profit margin	51%	56%	50%	57%
Gross profit	$26,447	$24,458	$102,076	$87,004
Add: Depletion	16,629	14,604	65,108	50,085
Add: Non-cash cost of sales related to prepaid gold interests	3,763	836	15,972	836
	46,839	39,898	183,156	137,925
Revenue	51,739	43,886	204,024	151,885
Asset margin	91%	91%	90%	91%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed AIF, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.